China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguantown, Xinghe County
Inner Mongolia, China

June 19, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Lyn Shenk, Branch Chief

Re:	China Carbon Graphite Group, Inc. File No. 333-114565 Form 10-KSB for the fiscal year ended December 31, 2007

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission in its letter dated February 13, 2009 with respect to the Form 10-KSB for the year ended December 31, 2007 filed by China Carbon Graphite Group, Inc. (the “Company”).

Form 10-KSB: For the fiscal year ended December 31, 2007

Notes to Consolidated Financial Statements, page F-8

Basis of Presentation of Financial Statements, page F-11

1.
It appears that Xingyong was under common control with China Carbon prior to December 14, 2007 due to the family relationship described in your response and through common management. Accordingly, it appears that combined financial statements, rather than consolidated financial statements, of the registrant and Xingyong may be more appropriate for periods prior to the execution of the control (contractual) agreement. In this regard, we believe you should label the financial statements presented for periods prior to December 14, 2007 as “combined,” and revise the presentation of the financial statements as appropriate to conform to such basis. In connection with this, please revise the notes to the financial statements (i.e. Basis of Presentation) to disclose the basis of presentation for each period presented and to clearly and fully describe the basis for the common control, consistent with the information contained in your response. In regard to the common control portion of your disclosure, we would expect your disclosure to include, at a minimum, a clear description of the family relationship that exists and the associated trust arrangement that possesses the majority ownership interest in China Carbon, and that Mr. Jin is the chief executive officer of each of Xingyong and China Carbon. We further expect that you will retain your present disclosures in regard to the accounting for the acquisition of Talent and the basis for consolidation of Xingyong under the requirements of FIN 46R from December 14, 2007 and thereafter due to the contractual agreement between Xingyong and Yongle.

In response to the comment of the staff, the following disclosure has been included in Note 2 of Notes to Consolidated Financial Statements in the Company’s Form 10-K for the year ended December 31, 2008:

Securities and Exchange Commission
June 19, 2009

The financial statements have been prepared in order to present the financial position and results of operations of the Company, its subsidiaries and Xingyong, which is an affiliated company whose financial condition is consolidated with the Company pursuant to FIN 46R, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Yongle and Xingyong are under common control. At the time of the acquisition, Mr. Denyong Jin was the chief executive officer and principal stockholder of Xingong. Sincere Investment (PLC) Ltd., a British Virgin Islands company, as trustee, is the Company’s principal stockholder.  Lizhong Gao is president and sole stockholder of Sincere. The beneficiaries of the trust are Shulian Gao, who is Mr. Jin’s wife, and Wenyu Li, who is Mr. Jin’s sister-in-law. Lizhong Gao is Mr. Jin’s brother-in-law.

Under EITF 02-5(b), common control exists where immediate family members hold more than 50% of the voting ownership interest in each of the entities.  Under Item 404(a) of Regulation S-K, an immediate family member of a person includes that person’s “child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law.”

Since more than 50% of Xingyong’s equity is owned by Mr. Jin and more than 50% of the Company’s equity is owned by a company that is owned by Mr. Jin’s brother-in-law and in which Mr. Jin’s wife and sister-in-law are the beneficiaries, the companies are under common control and there is no revaluation of assets. The following table reflects the relationship.

Securities and Exchange Commission
June 19, 2009

Denyong Jin and members of his immediate family

Control of Xingyong through majority stock ownership	Control of the Company and Yongle through majority stock ownership of the Company, with the Company being the 100% beneficial owner of Yongle

Under US GAAP, the acquisition by the Company of Talent is considered to be a capital transaction in substance, rather than a business combination. That is, the acquisition is equivalent, in the acquisition by Talent of the Company, then known as Achievers Magazine, Inc., with the issuance of stock by Talent for the net monetary assets of the Company. This transaction is accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse takeover accounting, the comparative historical financial statements of the Company, as the legal acquirer, are those of the accounting acquirer, Talent. Since Talent and Yongle did not have any business activities, the Company’s financial statements prior to the closing on the reverse acquisition, reflect the only business of Xingyong. The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented. Thus, the 9,388,172 shares of common stock issued to Sincere and the 2,803,040 shares purchased by other investors are deemed to be outstanding for all period covered by these financial statements.

Securities and Exchange Commission
June 19, 2009

The Company’s consolidated financial statements include the financial statements of its wholly-owned subsidiaries, Talent and Yongle, as well as Xingyong, which is a variable interest entity whose financial statements are consolidated with those of the Company pursuant to FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” (“FIN 46R”), an Interpretation of Accounting Research Bulletin No. 51. All significant intercompany accounts and transactions have been eliminated in the combination.

FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss for the variable interest entity or is entitled to receive a majority of the variable interest entity’s residual returns. Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the Company is the primary beneficiary of these entities.

Yongle is a party to a series of contractual arrangements with Xingyong. These agreements include a management agreement pursuant to which 80% to 100% of Xingyong’s net income after deduction of necessary expenses, if any, is paid to Yongle and Yongle is responsible for paying Xingyong’s obligations incurred in connection with its business. For the years ended December 31, 2008 and 2007, Xingyong paid 100% of net income to Yongle. In addition, Yongle manages and controls all of the funds of Xingyong. Yongle also has the right to purchase Xingyong’s equipment and patents and lease its manufacturing plants, land and remaining equipment. This agreement is designed so that Yongle can conduct its business in China. Pursuant to two other agreements, the sole stockholder of Xingyong, who was, at the time of the transaction, the Company’s chief executive officer, has pledged all of his equity in Xingyong as security for performance of Xingyong’s obligations to Yongle. As a result, Xingyong is considered a variable interest entity.

If you have any further questions, please contact us.

Very truly yours,

/s/ Ting Chen
Ting Chen, Chief Financial Officer

cc:  Asher S. Levitsky PC